

MAIL STOP 3561

August 3, 2006

Mr. Yuval Cohen
Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek, Rosh Ha'ayin 48901 Israel

> **Re:** **Fortissimo Acquisition Corp.**
> **Amendment 4 to Registration Statement on Form S-1**
> **File No. 333-131417**
> **Filed on July 3, 2006**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your response to comment three of our letter dated June 23, 2006. Please revise to clarify if FCF's agreement to satisfy the cost of liquidation and dissolution is documented. If so, file as an exhibit.

2. We note that FCF has agreed to advance necessary funds to pay for the costs of dissolution and liquidation. Please disclose all steps the company has taken

to confirm that FCF has funds sufficient to satisfy its obligation with respect to paying these costs.

3. In an appropriate section of the prospectus, provide a legal analysis as to whether the provisions of the company's Certificate of Incorporation concerning the company's period of corporate existence have the "same effect as if our board of directors and stockholders had formally voted to approve our dissolution."

4. Also, in an appropriate place, add disclosure concerning the consequences to the company should the stockholders simultaneously vote in favor of consummating a combination transaction but against extending the corporation's existence in the scenario where such a vote is being taken at the end of the 18 or 24 month period.

5. We note the statement that "[T]he proceeds held in trust could take priority over the claims of our public stockholders." Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

Risk Factors, page 10

6. We note that the directors have agreed to be severally liable. Clarify how this works and discuss any limitations this may have on the indemnification.

7. Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

8. In risk factor nine, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law; and (iii) what debts, costs and expenses that will not be covered by the indemnity to be provided by certain insiders of the company.

9. Provide a separate risk factor discussing the fact that the company is relying upon indemnification agreements from directors for claims by third parties and that in light of the fact that the directors are all located out side of the United States, there is serious doubt as to whether this indemnification agreement would be enforced. If they can not be enforced, such costs would appear to be satisfied from the trust or from stockholders to the extent that a distribution has already been made from the trust.

10.   Please add a separate risk factor focusing on the disclosure in the second paragraph of risk factor nine regarding a potential breach of fiduciary duty and the potential exposure to punitive damages. This risk factor should be moved to the beginning of the risk factors.

11.   We note your response to comment five of our letter dated June 23, 2006. You disclose that it is your intention to "make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures." Please revise to clarify your reference to "liquidating distributions." Are you using such term to describe the distribution of the trust proceeds to public shareholders? If so, please revise to reconcile with the disclosure that you will only take action to dissolve and liquidate after you have distributed the funds to your shareholders.

12.   We note your response to comment six of our letter dated June 23, 2006 that no vote is required by the stockholders of the company to make the distributions and then dissolve the company. We also note the opinion of counsel filed as correspondence. First, the opinion does not provide an analysis of the rationale that would lead to a determination that a vote is not required. Second, if the company is basing its determination on counsel's opinion, such fact should be disclose and the opinion filed, including the appropriate consent to be named in this document. In an appropriate section of the prospectus, provide a legal analysis as to whether the provisions of the company's Certificate of Incorporation concerning the company's period of corporate existence have the "same effect as if our board of directors and stockholders had formally voted to approve our dissolution."

13.   We note your statement on page 13 that "it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible." We do not understand how the noted procedures to dissolve, wind up and liquidate comply with Section 278 of Delaware General Corporation Law. Provide us with a legal analysis as to how the company will comply with Section 278 and disclose in the prospectus the procedures that the company will undertake to comply. Please revise to address in detail, in an appropriate section of the prospectus, the steps the company will take to cause a corporate dissolution and liquidation. It appears that your current disclosure provides that you will pay or make reasonable provision to pay all claims and obligations after you have paid the investors in the units. Please advise. We may have further comment.

14.   We note your response to comment 12 of our letter dated June 23, 2006 and the additional disclosure in risk factor eight. In the appropriate section, please revise to clarify if public shareholders shares will be canceled or returned to

the company if a business combination is not completed by 18/24 month deadline. If public shares will be canceled or removed from the market, please revise to clarify the circumstance where a rejection of a plan of dissolution would be possible. We may have further comment.

15.   We reissue comment 16 of our letter dated June 23, 2006. Clearly name all entities affiliated with the company, its officers, directors and existing stockholders. You currently list only one private company affiliated with FCF. Is the company only limited to private companies? If not, this should not be a limitation in the listing of affiliated entities.

16.   We note the concurrent private placement unit offering to be purchased by FCF. Add a risk factor discussing the fact that the private placement warrants may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. We may have further comment.

17.   We reissue comment eight of our letter dated June 23, 2006. In light of the possibility that the company may not consummate a business combination transaction, may elect to distribute all of the amounts in the trust account prior to dissolving, and the company may not be subsequently dissolved, please discuss the applicability of Rule 419 to the company with respect to both the proposed transaction as contemplated by the merger proposal, as well as in any future transactions and/or securities offerings by the company. We note the company has now indicated that its only business after liquidation would be to dissolve and liquidate the company. However, as the company has indicated in its disclosure, the ability to prevent changes in the articles of incorporation is not settled under Delaware law and with the liquidation of the trust before the dissolution of the company, there is no incentive for the shareholders to approve the dissolution, it does not appear this prevents the possibility that Rule 419 may still be applicable. We may have further comment.

18.   In light of recent events in Israel, consider adding additional specific risk factor disclosure.

Proposed Business, page 31

19.   It is unclear why the disclosure relating to creditor claims taking precedence over public stockholders is included in the conversion rights section, when the company is not being dissolved and liquidated.

20.   We note that your initial shareholder FCF is a private equity fund and that you will become one of its portfolio companies. Please revise to discuss FCF's

plans and motivations for establishing you as one of its portfolio companies. It appears that FCF's interests in investing the funds of a portfolio company it has placed minimal capital investment in could be different from those of public stockholders. For instance, could FCF value a target because it would provide diversity for its inventory of portfolio companies, which may not be in line with the interest of public stockholders? Could FCF be less averse to risks due to the amount of capital it contributed and the fact that any target would only be a part of its overall investment strategy?

21.   We note your response to comment 18 of our letter dated June 23, 2006. The listed items on page 36 are general in nature. It is not clear whether your reference to "capital requirements" means you prefer companies with excess capital or those lacking capital. The same can be said for all the items listed on page 36. Please revise accordingly.

22.   In conjunction with the preceding comment, please revise here to clarify the nature of "emerging growth companies" as it pertains to your business plans. For instance, the risk factor you added refers to companies that need additional capital and those that seek a public market for their shares. Are you intending to include both types of companies as "emerging growth companies?" The description of a growth company as one in need of additional capital, contemplates that you would have to acquire such company by issuing additional equity because if you used cash, there would be no funds left in the trust to provide the additional capital. Please revise to clarify if the noted observation is true. Will you consider companies that have had suffered losses for substantial periods of time? If so, discuss how you will determine such companies in the best interest of your public shareholders.

23.   Please revise your on pages 44 through 46 to reflect the applicability Delaware as it applies to the dissolution and liquidation of your company.

Management, page 47

24.   We note that each of the officers/directors of the company discloses a significant level of experience in the technology and closely related industries. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in private equity funds, or similar investment vehicles or investment advisor firms. In light of the ongoing nature of the involvement of the officers/directors with firms and entities such as, FCF, Jerusalem Venture Partners, Jerusalem Global, to name a few; and the company's stated intent to at least initially focus on acquisition candidates in the Israel or that could benefit from operations in Israel with a focus on the technology industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each

entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Shares Eligible for Future Sale, page 57

25.   We note your response to comment 19 of our letter dated June 23, 2006. We note that the investment decision regarding the insider units must have been made prior to the filing of the initial registration statement to be registered for resale. As such, it continues to appear that the position articulated in the Ken Worm Letter applies to the transferability of the insider units and the securities underlying them. Furthermore, the Ken Worm letter does not distinguish pre-IPO shares from post-IPO shares.

Selling Shareholder Prospectus

26.   Furthermore, we note your response to comment 19 of our letter dated June 23, 2006 that the Insider Units "are not pre-IPO securities." In light of your supplemental response, it appears that these Insider Units are not a completed private placement and therefore would not be included in the resale registration statement, since it was not a completed private placement at the time the initial registration statement was filed. Therefore it appears that these shares should be removed from the registration statement. Please advise or revise.

27.   We reissue comment 23 of our letter dated June 23, 2006. Please revise to disclose the natural persons who control the voting and disposition of securities owned by FCF.

Recent Sales of Unregistered Securities

28.   We note your response to comment 24 of our letter dated June 23, 2006. Considering FCF's current ownership of the company's securities, please

> revise to explain how FCF would not be considered acting on behalf of the issuer while transferring any of its ownership.

29. Furthermore, please provide an analysis as to how this offering complied with Rule 144 or in the alternative, the reasons reliance was not relied upon pursuant to Rule 144, and how this complied with the Ken Worm letter.

Financial Statements, page F-3

30. Please tell us how you have considered the guidance in EITF 00-19 discussed in our prior comment 22, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Exhibit 4.3 Specimen Warrant Certificate

31. The company has revised the warrant agreement to explicitly state that the company has no obligation to settle any warrant, in whole or in part, for cash, and the warrant can expire unexercised in the event that the company does not maintain an effective registration statement. Please revise the warrant certificate to state that the warrant can expire unexercised or unredeemed and that the company is under no obligation to cash settle.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Brian B. Margolis, Esq.
        Fax: (212) 969-2900